February 26, 2025

Michael D. Peduzzi
President and CEO
CNB Financial Corporation
1 South Second Street
PO Box 42
Clearfield, PA 16830

       Re: CNB Financial Corporation
           Registration Statement on Form S-4
           Filed February 20, 2025
           File No. 333-285096
Dear Michael D. Peduzzi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Richard Schaberg, Esq.